Exhibit 99.1

YS Biopharma Announces Receipt of Nasdaq Notice

GAITHERSBURG, Md., Oct. 26, 2023 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it has received written notification (the “Deficiency Letter”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated October 24, 2023, indicating that because the closing bid price of the Company’s ordinary shares for the last 31 consecutive business days was below US$1.00 per share, the Company no longer meets the Nasdaq minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Deficiency Letter does not result in the immediate delisting of the Company’s securities.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until April 22, 2024 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by April 22, 2024, subject to the determination by the staff of Nasdaq, it may be eligible for an additional 180 calendar days compliance period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

The Company intends to monitor the closing bid price of its ordinary shares between now and April 22, 2024 and is considering its options in order to regain compliance with the Nasdaq minimum bid price requirement. The Deficiency Letter does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of YS Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, YS Biopharma’s ability to source and retain talent, and the cash position of YS Biopharma following the closing of the Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, YS Biopharma cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the final prospectus relating to the proposed Business Combination, and other documents filed by YS Biopharma from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

YS Biopharma cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to recognize the anticipated benefits of the Business Combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included in YS Biopharma’s filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contacts

Alyssa Li
Director of Investor Relations
Email: ir@yishengbio.com

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com

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